March 26, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. Collins:

We are writing regarding your recent letter dated March 13, 2008 with respect to our response, dated February 8, 2008, to your prior letter commenting on our Form 20-F filed on August 2, 2007. We are in the process of compiling a response to your letter and will submit the letter as soon as practicable, which we expect will be by April 11, 2008. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation

cc:	Kari Jin
Patrick Gilmore
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)